UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52

NOTICE TO THE MARKET

Cosan Limited (NYSE: CZZ) (the “Company”) announces to its shareholders and to the market that its Annual Report on Form 20-F, reporting its financial and operational data for 2018 was filed with the U.S. Securities and Exchange Commission on April 30, 2019. The document has been filled on the Company’s website, http://ir.cosanlimited.com.

The Company’s shareholders may receive a hard copy of this document, which contains the complete audited financial statements, free of charge upon request. Requests should be directed to:

Investor Relations Department

Av. Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04543-011, Brazil

Phone: + 55 (11) 3897 9797

Fax: + 55 (11) 3897 9798

Email: ri@cosan.com.br

32 East 57th Street

New York, NY, 10022, USA

Phone: +1 (646) 849 9957

São Paulo, April 30, 2019.

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer